Exhibit 99.1

May 2, 2017

NextDecade Engages Societe Generale and Macquarie Capital

as Financial Advisors for Rio Grande LNG

THE WOODLANDS, Texas, USA (May 2, 2017) – NextDecade, LLC (“NextDecade”) announced today that it has appointed Societe Generale and Macquarie Capital to act as joint financial advisors in conjunction with the anticipated debt and equity financing for the construction of its Rio Grande LNG and Rio Bravo Pipeline projects.

“We are pleased to bring our expertise to NextDecade as they move towards their final investment decision,” said Brent Wahl, Senior Managing Director at Macquarie Capital. “NextDecade’s commitment to proven technology along with their strong industry and commercial relationships make Rio Grande an attractive LNG project.”

Societe Generale and Macquarie Capital have each played extensive roles advising and participating in debt and equity financing for large-scale infrastructure and liquefied natural gas (“LNG”) projects. To date, Societe Generale has acted as Joint Lead Arranger in the financing and development of all LNG projects that have been commissioned in North America. For two of these LNG Projects, Societe Generale acted as Sole Financial Advisor and assisted the sponsors in raising approximately $25 billion in capital. Globally, Societe Generale has worked on over 45 transactions in the LNG sector. Macquarie Capital is a global leader in infrastructure advisory with extensive experience in the LNG sector, including raising over $3 billion of equity and mezzanine financing on Freeport LNG (Trains 1 – 3) in Project Finance International’s 2014 Deal of the Year (Americas).

NextDecade CFO Ben Atkins said, “Societe Generale and Macquarie Capital’s combined experience and collaborative approach will help ensure that NextDecade optimizes its cost of capital and minimizes its execution risk.”

NextDecade submitted its pre-filing application for Rio Grande LNG with the U.S. Federal Energy Regulatory Commission in March 2015 and its formal application was submitted in May 2016. The Rio Grande LNG project is believed to be among the leaders of the second wave of U.S. LNG export projects and is being permitted for up to 6 liquefaction trains each with nominal output capacity of 4.5 million tons per annum (“MTPA”). In August 2016, NextDecade was granted authorization to export up to 27 MTPA of LNG for a 30-year term by the U.S. Department of Energy.

1

On April 18, 2017, NextDecade announced that it had entered into a definitive merger agreement with Harmony Merger Corp. (NASDAQ: HRMN, HRMNU, and HRMNW) (“Harmony”). Harmony is a publicly traded special purpose acquisition company, whose objective is to take a company public via a reverse merger. The proposed merger, which was first announced on March 13, 2017, is expected to close late in the second quarter of 2017.

# # #

About NextDecade, LLC

NextDecade, based in The Woodlands, Texas, is a developer of LNG projects providing customers access to the full LNG value chain. Founded in 2010, NextDecade has a team of industry leaders with extensive experience in signing major LNG off-take deals, and developing and managing LNG, FLNG, and FSRU projects, as well as associated natural gas and electricity infrastructure around the world. For more information, please visit www.next-decade.com.

About Rio Grande LNG, LLC

Rio Grande LNG is a proposed LNG export facility at the Port of Brownsville, Texas. The project, planned for a 984-acre industrial site, and the associated Rio Bravo Pipeline are in the midst of the extensive Federal Energy Regulatory Commission (FERC) permitting process. To date, NextDecade has signed 30 mtpa of non-binding sales agreements for its Rio Grande LNG project and stands ready to offer flexible solutions to both customers and producers. For more information on the project, please visit www.riograndelng.com.

About Societe Generale

At the core of Societe Generale’s universal banking business model, the Corporate & Investment Bank is a well-diversified and leading player with approximately 12,000 professionals and a commercial offer in 37 countries. Headquartered in Europe, Societe Generale maintains offices in the Americas, Central and Eastern Europe, the Middle East, Africa, and the AsiaPacific region. Societe Generale supports its clients across various sectors, offering bespoke financial solutions combining innovation, advisory services and high execution quality in four areas of expertise: investment banking, financing, market activities and investor services.

About Macquarie Capital

Macquarie Group is a global provider of banking, financial advisory, investment and funds management services with over 14,000 professionals and operations in 28 countries. Macquarie Capital comprises Macquarie's corporate advisory, capital raising and principal investing capabilities with expertise spanning a variety of sectors. Macquarie Capital’s unrivalled global network of relationships and focus on sourcing intelligent, client-centered solutions has delivered exceptional results.

Macquarie Capital will lead the structuring and placement for the project finance equity in each of NextDecade’s Rio Grande LNG and Rio Bravo Pipeline projects. Macquarie acted as Financial Advisor and debt and equity arranger for Freeport LNG (Trains 1 – 3) raising approx. $US15 billion in total, including approx. $11 billion for the first two trains in the world’s largest non-recourse construction project financing in 2014, and approx. $US4.5 billion for Train 3 in 2015.

For more information:

NextDecade

Molly LeCronier (Ward CC)

+1 (713) 869 0707

MLeCronier@wardcc.com

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. The words “believe”, “expect”, “intend”, “plan”, “potential”, and similar expressions are intended to identify forward-looking statements, and these statements may relate to the merger transaction. These statements involve a number of known and unknown risks, which may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about NextDecade’s ability to complete the proposed merger with Harmony; the development of the Rio Grande LNG export project following completion of the proposed merger; and other matters discussed in the “Risk Factors” section of Harmony’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and any updates thereto in subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements in this press release speak as of the date of this release. Although NextDecade and/or Harmony may from time to time voluntarily update prior forward-looking statements, they disclaim any commitment to do so except as required by securities laws.

2

IMPORTANT INFORMATION FOR STOCKHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with Harmony’s proposed Business Combination with NextDecade, Harmony intends to file with the SEC a definitive proxy statement. The definitive joint proxy statement for Harmony (if and when available) will be mailed to stockholders of Harmony. HARMONY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Harmony stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Harmony and NextDecade, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Harmony will be available free of charge on Harmony’s internet website at www.harmonymergercorp.com or by contacting Harmony using the contact information below.

3